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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)


                          OLD AMERICA STORES, INC.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                 6795 03 102
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                               (CUSIP Number)


                               Robert I. Green
                     2875 N.E. 191st Street, Suite 701A
                      North Miami Beach, Florida 33180
                               (305) 937-2866

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 17, 1996
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            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



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                             THERE ARE NO EXHIBITS
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CUSIP NO.  6795 03 102

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person   Robert I. Green                                           .
                ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                 (a)                     (b)                       .
                     -------------------     ----------------------

3.       SEC Use Only                                                       .
                      ------------------------------------------------------

4.       Source of Funds             PF                                     .
                         ---------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(E)                                                 .
                           -------------------------------------------------

6.       Citizenship or Place of Organization      United States            .
                                              ------------------------------

Number of                         7.  Sole Voting Power          175,000    .
Shares                                                  --------------------
Beneficially
Owned by Each                     8.  Shared Voting Power          -0-      .
Reporting                                               --------------------
Person With
                                  9.  Sole Dispositive Power     175,000    .
                                                             ---------------

                                  10.  Shared Dispositive Power    -0-      .
                                                                ------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         175,000                                                            .
         -------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                             .
         -------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)      4.9%       .
                                                            ----------------

14.      Type of Reporting Person                      IN                   .
                                  ------------------------------------------



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         This amendment to Schedule 13D (the "Amendment") is filed as the second amendment to the Statement on Schedule 13D, dated July 13, 1995 (the "Schedule 13D"), filed on behalf of Robert I. Green (the "Reporting Person"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Old America Stores, Inc., a Delaware corporation (the "Issuer"). This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Items 3 and 5 below.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Old America Stores, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 811 North Collins Freeway, Highway 75 North, Howe, Texas 75459.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Robert I. Green.

         (b)     2875 N.E. 191st Street, Suite 701A, North Miami Beach, Florida
33180.

         (c) The Reporting Person is a private investor. The Reporting Person is the President and sole shareholder of Fran Ann Fashions, Inc., a Florida corporation located at the same address as the Reporting Person ("Fran Ann"). Fran Ann is engaged in the consulting business. The Reporting Person is also the general partner of Starwood Group, L.P., a Delaware limited partnership located at the same address as the Reporting Person ("Starwood"). Starwood is engaged in various investment activities.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the beneficial ownership of the Reporting Person of 175,000 shares of Common Stock held in the Reporting Person's IRA account. The source of funds for acquiring such shares of Common Stock was the funds in the Reporting Person's IRA.




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ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement reports the beneficial ownership by the Reporting Person of less than 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on September 17, 1996, the Reporting Person beneficially owned an aggregate of 175,000 shares of Common Stock, which constituted approximately 4.9 percent of the 3,514,500 shares of Common Stock outstanding on August 9, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended July 13, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market sales effected through brokers.

                                                                APPROXIMATE PRICE
                                        NUMBER OF                   PER SHARE
  NAME                DATE             SHARES SOLD            (INCLUDING COMMISSIONS)
  ----                ----           ----------------         -----------------------
  IRA               09/17/96               16,000                    $7 3/4

Fran Ann            09/17/96               15,000                    $7 3/4

StarWood            09/17/96              103,000                    $7 3/4




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       (d)              Not applicable.

       (e)              September 17, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 27, 1996



                                        /S/ROBERT I. GREEN
                                        ----------------------------------
                                               Robert I. Green



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